Exhibit 21.1

LIST OF SUBSIDIARIES

OF

NV5 HOLDINGS, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization	Parent
NV5, Inc.	Delaware	NV5 Holdings, Inc.
Nolte Associates, Inc.	California	NV5 Holdings, Inc.
Testing Engineers Southwest, Inc.	Delaware	NV5, Inc.
Vertical V – Southeast, Inc.	Delaware	NV5, Inc.
Vertical V – Northeast, Inc.	Delaware	NV5, Inc.
NV5 Guam, Inc.	Guam	NV5, Inc.